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Exhibit 4.2 Letter to Stockholders of Delphi Information Systems, Inc. dated
April 7, 1998.



                                                        April 7, 1998

To Our Stockholders:

     On March 23, 1998, your Board of Directors declared a dividend of Preferred Share Purchase Rights ("Rights"). The Rights will be issued to stockholders of record as of the close of business on March 23, 1998 and will expire in ten years. This letter and the enclosed Summary of Stockholder Rights Agreement describe the Rights Agreement and explain the Board's reasons for adopting it.

     Many other companies have issued Rights similar to the kind we approved on March 23, 1998. We consider these Rights to be the best means currently available of protecting the full value of your investment in the Company. The Rights Agreement contains provisions designed to protect stockholders from certain unfair and coercive tactics that have been used in takeovers and open market stock accumulations. The Board determined that the adoption of the Rights Agreement would be beneficial to the Company and its stockholders because it helps assure that the Board has adequate time to evaluate inquiries from third parties regarding possible transactions involving the Company, and if the Board determines that pursuing any such inquiry is in the best interests of the Company's stockholders, to negotiate favorable terms on behalf of the stockholders.

     Issuance of the Rights does not in any way weaken the financial strength of the Company or interfere with its business plans. The issuance of the Rights has no dilutive effect, will not affect reported earnings per share, is not taxable to the Company or to you, and will not change the way in which the Company's Common Stock is traded. While the Rights dividend is not currently taxable to you or the Company, stockholders may, depending upon their individual circumstances, recognize taxable income when the Rights become exercisable.

     In addition to authorizing the Rights, your Board authorized a new series of junior participating preferred stock which could be issued in the event that the Rights become exercisable. The dividend, liquidation and voting rights, as well as the non-redemption feature, of the junior participating preferred shares are designed so that the value of a one-one-hundredth interest in a preferred share will be approximate the economic value of one share of the Company's Common Stock.

     These actions are more fully described in the enclosed Summary of Stockholder Rights Agreement. As the Summary indicates, the Rights will initially trade together with the Company's Common Stock, will be represented by Company Common Stock certificates, do not have any voting power, are not currently exercisable and do not become exercisable unless certain acquisition events occur.

     In declaring the Rights dividend, we have expressed our confidence in the Company's future and our commitment to giving you, our stockholders, every opportunity to participate fully in that future.

                                   On behalf of the Board of Directors,


                                   /s/ Max Seybold
                                   -------------------------------------
                                       Max Seybold
                                       President and Chief Executive Officer